EXHIBIT 99.1

For Immediate Release 21-20-TR	Date:	April 29, 2021

Teck Reports Voting Results from Annual General Meeting

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual and Special Meeting of Shareholders held Wednesday, April 28, 2021 in Vancouver, British Columbia. A total of 6,342,544 Class A common shares and 365,408,148 Class B subordinate voting shares were voted at the meeting, representing 76.92% of the votes attached to all outstanding shares.

Shareholders voted in favour of all items of business before the meeting, as follows:

1.	Shareholders elected 12 directors, as follows:

	Votes in Favour	Votes Withheld	% of Votes in Favour
M.M. Ashar	968,812,997	11,624,628	98.81%
Q. Chong	974,799,264	5,638,261	99.42%
E.C. Dowling	922,003,215	58,434,410	94.04%
E. Fukuda	977,231,252	3,206,373	99.67%
T. Higo	975,844,516	4,593,108	99.53%
N.B. Keevil III	974,727,568	5,710,056	99.42%
D.R. Lindsay	952,474,065	27,963,560	97.15%
S.A. Murray	966,760,228	13,677,396	98.60%
T.L. McVicar	965,370,296	15,066,767	98.46%
K.W. Pickering	968,378,389	12,059,236	98.77%
U.M. Power	965,625,617	14,812,007	98.49%
T.R. Snider	951,711,913	28,725,711	97.07%

2.	Shareholders appointed PricewaterhouseCoopers LLP as auditor of the Corporation, with 97.85% of votes cast in favour.

3.	The advisory resolution on Teck’s approach to executive compensation (“say on pay”) as described in Teck’s management proxy circular dated March 1, 2021 (the “Circular”) was approved, with 80.20% of votes cast in favour.

4.	The resolution approving the amended and restated General By-law No. 1 as set out in the Circular was approved, with 96.75% of votes cast in favour.

Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Green metals and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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